SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 2)

American Community Properties Trust
(Name of Issuer)

Common Shares, $.01 par value per share
(Title of Class of Securities)

02520N106
(CUSIP Number)

James Michael Wilson
Interstate Business Corporation
222 Smallwood Village Center
St. Charles, Maryland 20602
(301) 843-7333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Brian Hoffmann
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000

March 28, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 19 Pages)

NYA 848530.4

CUSIP No. 02520N106		13D/A	Page 2 of 19

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) James Michael Wilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☑ All reporting persons listed in (1) of the are members of the group. (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 86,397
	8.	SHARED VOTING POWER 21,350
	9.	SOLE DISPOSITIVE POWER 86,397
	10.	SHARED DISPOSITIVE POWER 21,350
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,747
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 02520N106		13D/A	Page 3 of 19

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Interstate Business Corporation I.R.S. Identification No. 52-1066133
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☑ All reporting persons listed in (1) of the are members of the group. (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,549,976
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,549,976
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,976
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 02520N106		13D/A	Page 4 of 19

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Wilson Securities Corporation I.R.S. Identification No. 66-0311591
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☑ All reporting persons listed in (1) of the are members of the group. (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 586,101
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 586,101
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 586,101
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14.	TYPE OF REPORTING PERSON CO
CUSIP No. 02520N106		13D/A	Page 5 of 19

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Wilson Family Limited Partnership I.R.S. Identification No. 52-1656345
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☑ All reporting persons listed in (1) of the are members of the group. (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER See Exhibit 7.2
	8.	SHARED VOTING POWER See Exhibit 7.2
	9.	SOLE DISPOSITIVE POWER See Exhibit 7.2
	10.	SHARED DISPOSITIVE POWER See Exhibit 7.2
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Exhibit 7.2
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Exhibit 7.2
14.	TYPE OF REPORTING PERSON PN
CUSIP No. 02520N106		13D/A	Page 6 of 19

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) James J. Wilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☑ All reporting persons listed in (1) of the are members of the group. (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☑
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,289
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 15,289
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,289
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON IN
CUSIP No. 02520N106		13D/A	Page 7 of 19

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Barbara A. Wilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☑ All reporting persons listed in (1) of the are members of the group. (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 50
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 50
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .0%
14.	TYPE OF REPORTING PERSON IN
CUSIP No. 02520N106		13D/A	Page 8 of 19

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Kevin J. Wilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☑ All reporting persons listed in (1) of the are members of the group. (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 86,397
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 86,397
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,397
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14.	TYPE OF REPORTING PERSON IN
CUSIP No. 02520N106		13D/A	Page 9 of 19

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Elizabeth W. Weber
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☑ All reporting persons listed in (1) of the are members of the group. (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 86,397
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 86,397
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,397
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14.	TYPE OF REPORTING PERSON IN
CUSIP No. 02520N106		13D/A	Page 10 of 19

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Thomas B. Wilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☑ All reporting persons listed in (1) of the are members of the group. (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 86,397
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 86,397
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,397
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14.	TYPE OF REPORTING PERSON IN
CUSIP No. 02520N106		13D/A	Page 11 of 19

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Mary P. Wilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☑ All reporting persons listed in (1) of the are members of the group. (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 86,397
	8.	SHARED VOTING POWER 21,350
	9.	SOLE DISPOSITIVE POWER 86,397
	10.	SHARED DISPOSITIVE POWER 21,350
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,747
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14.	TYPE OF REPORTING PERSON IN
CUSIP No. 02520N106		13D/A	Page 12 of 19

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Brian J. Wilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP All reporting persons listed in (1) of the are members of the group. (a)☑ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 86,397
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 86,397
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,397
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14.	TYPE OF REPORTING PERSON IN

Amendment No. 2 to Schedule 13D

This Amendment No. 2, which relates to the common shares (“Common Shares”) in American Community Properties Trust, a Maryland real estate investment trust (the “Company”), amends and supplements the statement on Schedule 13D (as amended through the date hereof, the “Statement”) filed with the Commission by the reporting parties listed herein.

The following Items of the Statement are hereby supplemented and/or amended:

Item 4.                 Purpose of Transaction

The reporting persons have dedicated significant efforts investigating a potential acquisition of the remaining outstanding Common Shares not owned by them in a “going private” transaction (the “Proposed Transaction”).  Despite the reporting persons’ consultant and financial advisor, Granite Partners, L.L.C. (“Granite”), approaching approximately 80 potential investors to provide financing for the Proposed Transaction, no proposals have materialized.  In addition to seeking investors for the Proposed Transaction, Granite also approached companies which Granite felt might have an interest in acquiring all of the Common Shares of the Company, including the Common Shares of the reporting persons (an “Acquisition”).  To date, no indications of interest in an Acquisition received were satisfactory to the reporting persons and the Special Committee of the Board of Trustees of the Company (the “Special Committee”).

In light of the level of interest to date in either the Proposed Transaction or an Acquisition, the reporting persons have considered strategic alternatives for the Company.  The reporting persons believe that the Company’s two distinct lines of business (i.e., its multi-family and commercial rental properties and its community development and homebuilding business) may limit the Company’s growth potential, and may be deterring potential acquirors and investors.  In particular, the reporting persons believe that companies that specialize in owning and operating commercial and residential rental properties may be unwilling to acquire a business with development assets that require significant capital and management expertise.  In addition, cash flow from the Company’s rental properties, which might otherwise be distributed to shareholders or reinvested in rental properties, is being used to satisfy the cash needs of the Company’s development business.

The reporting persons and the Special Committee are currently exploring the possible restructuring of the Company so that it may elect to be treated as a real estate investment trust (“REIT”) for U.S. federal income tax purposes (the “Restructuring Transaction”).  This would be achieved by separating the development assets (the “Land Assets”) from the rental properties (the “Investment Assets”), distributing the Company’s historic earning and profits and restructuring the Company’s capital structure to allow the Investment Assets to be held in a REIT.  The reporting persons believe that this would allow free cash flow from the Investment Assets to be used to fund distributions to the Company’s shareholders or to be reinvested in existing and additional Investment Assets.

In order to facilitate the separation of the Land Assets and complete a Restructuring Transaction, the reporting persons have offered to purchase the Land Assets from the Company in exchange for a portion of their existing Common Shares.  This would be determined on the basis of a valuation of the Company and the Land Assets agreed between the Special Committee and the reporting persons using market recognized valuation techniques.

The reporting persons can provide no assurances that the Restructuring Transaction will be entered into with the reporting persons purchasing the Land Assets or at all.  The consummation of the Restructuring Transaction is dependent on several factors, which include but are not limited to, favorable market conditions, potential for the qualification of the Company for REIT status, availability of financing for development of the Land Assets following distribution to the reporting persons and approval from the Special Committee and the Company’s shareholders, if required. The reporting persons are currently exploring potential financing sources for development of the Land Assets.  The reporting persons will continue to evaluate the form and terms and conditions upon which the Restructuring Transaction may be proposed.

The reporting persons expect to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, market price of the Common Shares, conditions in securities markets generally, general economic and industry conditions and other factors.  Accordingly, the reporting persons reserve the right to change their intentions and plans at any time, as they deem appropriate. In particular, the reporting persons may at any time and from time to time acquire additional Common Shares.  Any such transactions may be effected at any time and from time to time, subject to any applicable limitations of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934.

Except as set forth in this Item 4 and in furtherance of the Restructuring Transaction, the reporting persons presently have no plans or proposals that would relate to or result in any of the actions set forth in Parts (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in Item 4 is incorporated herein by reference.

Item 7.                 Material to be Filed as Exhibits.

Exhibit 7.1	Joint Statement Agreement

Exhibit 7.2	Interest in Securities of the Issuer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 28, 2008
INTERSTATE BUSINESS CORPORATION

/s/ James Michael Wilson_______________________________
Name: James Michael Wilson
Title: President

WILSON SECURITIES CORPORATION

/s/ James Michael Wilson_______________________________
Name: James Michael Wilson
Title: President

JAMES MICHAEL WILSON

/s/ James Michael Wilson_______________________________
James Michael Wilson, Individually

WILSON FAMILY LIMITED PARTNERSHIP

/s/ James Michael Wilson_______________________________
Name: James Michael Wilson
Title: General Partner

JAMES J. WILSON

/s/ James J. Wilson_ ______________________________
James J. Wilson, Individually

BARBARA A. WILSON

/s/ Barbara A. Wilson       _______________________________
Barbara A. Wilson, Individually

KEVIN J. WILSON

/s/ Kevin J. Wilson           ______________________________
Kevin J. Wilson, Individually

ELIZABETH W. WEBER

/s/ Elizabeth W. Weber   _______________________________
Elizabeth W. Weber, Individually

THOMAS B. WILSON

/s/ Thomas B. Wilson     _______________________________
Thomas B. Wilson, Individually

MARY P. WILSON

/s/ Mary P. Wilson           _______________________________
                                                                Mary P. Wilson, Individually

BRIAN J. WILSON

/s/ Brian J. Wilson            _______________________________
                                                                Brian J. Wilson, Individually

KNOW ALL MEN BY THESE PRESENTS, that the individuals whose signature appears above constitute and appoint James Michael Wilson and Steve Griessel as their agents to sign in any and all capacities this Amendment No. 1 and all further amendments to the Statement on Schedule 13D and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting to such agents full power and authority to do all such other acts and execute all such other documents as he may deem necessary or desirable in connection with the forgoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming that such and agent may lawfully do or cause to be done by virtue hereof.